Simpson Thacher & Bartlett llp

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New York, NY 10017

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

Direct Dial Number +1-212-455-2163	E-mail Address mbrod@stblaw.com

July 2, 2021

Daniel Morris

Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nebula Caravel Acquisition Corp. - Registration Statement on Form S-4 (333-253110)

Ladies and Gentlemen:

On behalf of Nebula Caravel Acquisition Corp. (the “Company”), and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed on February 12, 2021, Amendment No. 1 to the Registration Statement filed on March 29, 2021 (“Amendment No. 1”), Amendment No. 2 to the Registration Statement filed on May 20, 2021 (“Amendment No. 2”), Amendment No. 3 to the Registration Statement filed on June 21, 2021 (“Amendment No. 3”) and Amendment No. 4 to the Registration Statement expected to be filed on July 2, 2021, we are providing the following responses to the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Staff’s comments in its letter, dated July 1, 2021, relating to the Registration Statement (the “comment letter”). The Company has revised Amendment No. 4 in response to the comment letter, and to otherwise update its disclosure.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 4. Unless otherwise defined below, terms defined in Amendment No. 4 and used below shall have the meanings given to them in Amendment No. 4. The responses and information described below are based upon information provided to us by the Company.

Amendment No. 3 to Form S-4 Filed June 21, 2021

Certain U.S. Federal Income Tax Consequences, page 153

1.

We note your response to prior comment 3. Please revise the section entitled "Certain U.S. Federal Income Tax Consequences" to clearly provide the opinion of counsel with respect to the treatment of the merger under Section 368(a) of the Code. In this regard, we note that your disclosure in the first paragraph of the sub-section entitled "Tax Consequences of the Merger" states that your counsel "has delivered an opinion that the merger will qualify as a reorganization." However, the opinion filed as exhibit 8.1 states that the opinion is provided in the Tax Consequences section of the prospectus. Neither the Tax Consequences section nor exhibit 8.1 provides the opinion of counsel. Please provide the opinion of counsel in short-form or long-form with your next amendment.

The Company has revised the tax disclosure on page 154 and the tax opinion in exhibit 8.1 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cost of Revenue, page F-15

2.

We have reviewed your response to comment 4. We note that your Cost of Revenue line item includes the cost of third-party background checks for pet care providers, and your Operations and Support line item includes personnel-related costs for Rover’s service operations team and third-party service providers associated with onboarding new pet service providers, quality and fraud checks of new pet service provider profiles. Please address each of the following:

●	Please clarify whether or not your Cost of Revenue line item includes any personnel-related costs.

The Company respectfully advises the Staff that Rover’s Cost of Revenue line item includes the amortization of capitalized internal-use software costs, which consist primarily of personnel-related costs. There are no other material personnel-related costs included in Rover’s Cost of revenue financial statement line item.

●

Please explain the difference between the cost of third-party background checks for pet care providers and fraud checks for new pet service provider profiles and your accounting policy for classifying each cost in your income statement.

The Company respectfully advises the Staff that Rover uses third-party providers to process background checks for pet care providers. The corresponding cost of background checks performed by third-party providers is included in the Cost of revenue line item in Rover’s Consolidated Statement of Operations because it is a direct cost of the related background check revenue generated from pet care providers.

The Company respectfully advises the Staff that Rover’s fraud checks are unrelated to background checks. The Company respectfully clarifies Rover’s reference to quality and fraud checks in its prior comment letter response relates to the ongoing fraud monitoring and prevention activities performed by Rover’s operations and support team, including those relating to risks of transactions settling off platform and review of pet care provider profiles and communication between customers for potential indicators of fraudulent behavior. Such fraud monitoring and prevention costs are included in the Operations and support line item on Rover’s Consolidated Statement of Operations because the nature of such activities does not relate to the Company’s generation of revenues or fulfilment of performance obligations to its customers.

In response to the Staff’s comment, the disclosure on pages F-15 and 224 has been revised (deleted text struck through and additional text underlined) to clarify the points made above.

Footnote 2 – Page F-15

Operations and Support

Operations and support expenses include payroll, employee benefits, stock-based compensation and other personnel-related costs associated with the Company’s operations and support team, and third-party costs related to outsourced support providers. This team assists with onboarding new pet service providers, quality ~~and fraud checks of new~~reviews of pet ~~service~~care provider profiles, fraud monitoring ~~for risks of transactions settling off platform~~and prevention across our marketplace, and community support provided via phone, email, and chat to our pet parents and pet service providers. This support includes assistance and responding to pet parents’ inquiries regarding the general use of our platform or how to make or modify a booking through our platform. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology expense to operations and support expense based on headcount.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 224

Operations and Support

Operations and support expenses include payroll, employee benefits, stock-based compensation and other personnel-related costs associated with our operations and support team, and third-party costs related to outsourced support providers. This team assists with onboarding new pet service providers, quality reviews of pet care provider profiles, fraud monitoring and prevention across our marketplace, and community support provided via phone, email, and chat to our pet parents and pet service providers. This support includes assistance and responding to pet parents’ inquiries regarding the general use of our platform or how to make or modify a booking through our platform. We allocate a portion of overhead costs which includes lease expense, utilities and information technology expense to operations and support expense based on headcount. Notwithstanding the decrease in operations and support expenses as a result of this restructuring, we expect that operations and support expense will increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth on our platform. We expect these expenses to decrease as a percentage of revenue over the longer term due to better leverage in our operations.

3.

With respect to your income statement classification of depreciation and amortization, it continues to be unclear why the amortization of your tradenames, pet parent relationships, and pet service provider relationships intangible assets is not a type of either Cost of Revenue or Operations and Support given that these assets arose as part of your plans to expand your operations and increase your customer base opportunities. Please further clarify your conclusion and consider SAB Topic 11:B in your response.

In response to the Staff’s comment, the Company has revised Cost of Revenue to “Cost of revenue (exclusive of depreciation and amortization shown separately below)” in accordance with SAB Topic 11:B.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 23.3, page II-3

4.The audit report date of May 6, 2021 in the auditors' consent does not agree to the audit report date of June 21, 2021 on page F-60. Please revise for consistency in your next amendment.

In response to the Staff’s comment, the date in the audit report on page F-61 has been corrected to May 6, 2021.

* * * * * * *

Please call me (212) 455-2163 if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ Mark A. Brod
Mark A. Brod

cc:	Rufina Adams, Chief Financial Officer
Nebula Caravel Acquisition Corp.

Atif Azher
Simpson Thacher & Bartlett LLP

Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati